FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending

March 31, 2021

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2021 of Videotron Ltd.

QUARTERLY REPORT

2021 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2021 – March 31, 2021

May 19, 2021

VIDEOTRON LTD.

condensed consolidated financial statements

For the three-month periods ended March 31, 2021 and 2020

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 2021

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2021 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2020 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The Corporation uses measures not standardized under International Financial Reporting Standards (“IFRS”) and key performance indicators. Definitions of the non-IFRS measures and the key performance indicators used by the Corporation are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections below.

COVID-19 pandemic

The COVID-19 pandemic continues to have a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis has curtailed the operations of many of Videotron’s business partners and has led to a significant slowdown in some of Videotron’s operating activities. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron’s retail outlets. Despite the constraints created by this pandemic, Videotron has continued and will continue to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and its employees.

The impact of the COVID-19 health crisis on the operating results of the Corporation’s operating activities in the first quarter of 2021 is analyzed in greater detail in this management discussion and analysis report. It is difficult at this stage to foresee all the consequences of this crisis until the situation returns to normal. The public health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during prior quarters may not be indicative of future growth.

Highlights

First quarter 2021

Revenues: $914.0 million, a $39.3 million (4.5%) increase.

Adjusted EBITDA: $450.9 million, a $15.4 million (3.5%) increase.

Net income attributable to shareholders: $168.0 million, a $18.1 million increase.

Cash flows from operations: $312.9 million, a $10.4 million (3.4%) increase.

Cash flows provided by operating activities: $282.4 million, a 36.9 (11.6%) decrease.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended
	March 31
	2021	2020
Income
Revenues
Internet	$296.6	$277.5
Television	213.2	233.1
Mobile Telephony	170.5	160.2
Wireline Telephony	80.7	82.8
Equipment sales	107.2	76.1
Other	45.8	45.0
	914.0	874.7
Employee costs	(104.5)	(102.9)
Purchase of goods and services	(358.6)	(336.3)
Adjusted EBITDA:	450.9	435.5
Depreciation and amortization	(179.1)	(183.6)
Financial expenses	(55.8)	(58.4)
Loss (gain) on valuation and translation of financial instruments	(0.1)	0.9
Restructuring of operations and other items	(2.1)	(2.7)
Income taxes	(45.7)	(41.7)
Net income	$168.1	$150.0

Additions to property, plant and equipment and to intangible assets
Additions to property, plant and equipment	$99.4	$88.9
Additions to intangible assets	38.6	44.1
	138.0	133.0
Cash flows:
Cash flows from operations (table 9)	$312.9	$302.5
Cash flows provided by operating activities (table 10)	282.4	319.3

	March 31 2021	Dec. 31 2020
Balance sheet:
Cash and cash equivalents	$682.1	$74.0
Working capital	570.8	(162.4)
Net assets related to derivative financial instruments	289.7	325.3
Total assets	8,992.8	8,119.6
Long-term debt	4,721.4	4,111.5
Lease liabilities	149.0	142.3
QMI subordinated loan	1,595.0	1,595.0
Equity attributable to shareholder	282.7	188.1

•	Significant increase in customer equipment sales ($31.1 million or 40.9%) , Internet access ($19.1 million or 6.9%) and mobile telephony services ($10.3 million or 6.4%) in the first quarter of 2021.

•	Net increase of 22,100 revenue-generating units (“RGUs”) (1.5%) in mobile telephony and 10,600 (0.6%) in Internet access.

•	On April 15, 2021, the Canadian Radio television and Telecommunications Commission (“CRTC”) announced that some telecommunications providers could eventually have access to the wireless networks of Canada’s major carriers in order to offer Canadians greater choice and more options at an affordable price. As a result, regional carriers that invest in network infrastructure and spectrum will be able to offer competitive services as mobile virtual network operators in regions where competition is limited.

•	On April 1, 2021, the Corporation announced the acquisition of Cablovision Warwick Inc. (“Cablovision Warwick”) and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades. Cablovision Warwick’s customers will therefore have access to Videotron’s network as well as its products and services.

•	On March 24, 2021, the Corporation was the most respected telecommunications company in Québec for the 16th consecutive year, according to Léger’s Reputation survey.

•	On March 22, 2021, the Corporation entered into agreements with the Québec government and Government of Canada jointly aimed at achieving the government’s targets for the roll out of high speed Internet services in various regions of Québec. Under these agreements, the Corporation will expand its high-speed Internet network to connect approximately 37,000 more households and the government has undertaken to provide financial assistance in the amount of approximately $258.0 million, which will be used in its entirety for the extension of Videotron’s network. In accordance with the terms and conditions of the agreements, a $216.2 million advance was received from the government and recorded as restricted cash with a corresponding amount recorded as a deferred subsidy in the Corporation’s consolidated balance sheet at March 31, 2021.

Financing operations

On January 22, 2021, the Corporation issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of approximately $6.0 million. The Corporation intends to use the proceeds for general corporate purposes, including, without limitation, for the repayment of a portion of its outstanding indebtedness.

Senior management

On April 27, 2021, the Corporation announced that Jean-François Pruneau, President and Chief Executive Officer of the Corporation, will be leaving his position to devote himself to personal investment projects. His strong leadership and business acumen made an important contribution to developing the Corporation's business plan and building its solidity. Mr. Pruneau will stay on until June 4, 2021 to oversee the transition. In the wake of this announcement, it has been decided that the President and Chief Executive Officer of Quebecor Media will take over the responsibilities of the President of Videotron to further cement the concerted leadership and dynamic of efficiency between the two organizations.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2021/2020 First Quarter comparison

Revenues: $914,0 million, a $39.3 million (4.5%) increase.

•	Revenues from mobile telephony services increased $10.3 million (6.4%) to $170.5 million, due primarily to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•	Revenues from Internet access services increased $19.1 million (6.9%) to $296.6 million, due mainly to an increase in the customer base and an increase in average per-subscriber revenues.

•	Revenues from television services decreased $19.9 million (-8.5%) to $213.2 million, due primarily to the impact of a net decrease in the customer base and the decrease in average per-subscriber revenues.

•	Revenues from wireline telephony services decreased $2.1 million (-2.5%) to $80.7 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from customer equipment sales increased $31.1 million (40.9%) to $107.2 million, mainly because of the increase in equipment sales related to the Helix platform and increases in the price of mobile devices.

•	Other revenues increased $0.8 million (1.8%) to $45.8 million.

Average billing per unit (“ABPU”): The Corporation’s total ABPU was $49.96 in the first quarter of 2021, compared with $49.90 in the same quarter of 2020, a $0.06 (0.1%) increase. Mobile ABPU was $49.95 in the first quarter of 2021, compared with $51.60 in the same quarter of 2020, a $1.65 (-3.2%) decrease due in part to a decrease in overage and roaming revenues due to the COVID-19 public-health crisis and the popularity of bring your own device (“BYOD”) plans.

Customer statistics

RGUs – As of March 31, 2021, the total number of RGUs was 6,145,300, a decrease of 2,600 in the first quarter of 2021, compared with an increase of 9,000 in the same period last year. RGUs increased by 60,100 (1.0%) over the last twelve months (Table 2).

Mobile telephony – The number of subscriber connections to mobile telephony services stood at 1,503,200 at March 31, 2021, an increase of 22,100 (1.5%) in the first quarter of 2021, compared with an increase of 39,300 in the same period last year. Mobile telephony lines increased by 133,400 (9.7%) over the last twelve months (Table 2).

Internet access – The number of subscribers to Internet access services stood at 1,807,400 at the end of the first quarter of 2021, an increase of 10,600 (0.6%) in the quarter, compared with an increase of 6,100 in the same quarter of 2020. Internet access customers increased by 74,000 (4.3%) over the last twelve months (Table 2). As of March 31, 2021, the Corporation’s Internet access services had a household and business penetration rate of 60.1%, compared with 58.6% in the same quarter of 2020 (number of subscribers as a proportion of the total 3,005,100 homes and businesses passed by the Corporation’s network as of March 31, 2021, up from 2,958,000 one year earlier).

Television – The number of subscribers to television services stood at 1,459,100 at the end of the first quarter of 2021, a decrease of 16,500 (-1.1%) in the quarter, compared with a decrease of 19,700 in the same period last year, and a year-over-year decrease of 53,000 (-3.5%) (Table 2). As of March 31, 2021, the television services had a household and business penetration rate of 48.6% compared with 51.1% a year earlier.

Wireline telephony – The number of subscriber connections to the wireline telephony services stood at 897,700 at the end of the first quarter of 2021, a decrease of 27,000 (-2.9%) in the quarter, compared with a decrease of 29,100 in the same quarter last year. Wireline telephony lines decreased by 100,500 (-10.1%) over the last twelve months (Table 2). As of March 31, 2021, the wireline telephony services had a household and business penetration rate of 29.9% compared with 33.7% a year earlier.

Club illico – The number of subscribers to Club illico stood at 477,900 as at the end of the first quarter of 2021, an increase of 8,200 (1.7%) in the quarter, compared with an increase of 12,400 in the first quarter of 2020. Club illico customers increased by 6,200 (1,3%) over the last twelve months (Table 2).

Table 2

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	Mar. 21	Dec. 20	Sept. 20	Jun. 20	Mar. 20	Dec. 19	Sept. 19	Jun. 19
Mobile telephony	1,503.2	1,481.1	1,452.6	1,404.9	1,369.8	1,330.5	1,288.7	1,231.9
Internet	1,807.4	1,796.8	1,769.8	1,749.3	1,733.4	1,727.3	1,724.3	1,706.9
Television	1,459.1	1,475.6	1,481.8	1,497.3	1,512.1	1,531.8	1,545.2	1,558.4
Wireline telephony	897.7	924.7	947.8	976.5	998.2	1,027.3	1,052.7	1,072.9
Club illico	477.9	469.7	452.9	472.2	471.7	459.3	443.5	431.0
Total	6,145.3	6,147.9	6,104.9	6,100.2	6,085.2	6,076.2	6,054.4	6,001.1

Adjusted EBITDA: $450.9 million in the first quarter of 2021, a $15.4 million (3.5%) increase due primarily to:

•         impact of the revenue increase, net of the cost of equipment sold.

Partially offset by:

•	increase in operating expenses, including increase in customer-related services.

Cost/revenue ratio: Employee costs and purchase of goods and services, expressed as a percentage of revenues, were 50.7% in the first quarter of 2021, compared with 50.2% in the same period last year.

Depreciation and amortization charge: $179.1 million in the first quarter of 2021, a $4.5 million decrease due primarily to lower spending related to the leasing of set-up boxes, offset by the amortization of investments made in our Helix platfom and IT projects.

Financial expenses : $55.8 million in the first quarter of 2021, a decrease of $2.6 million compared with the same quarter of 2020. The decrease is due primarily to $5.9 million favourable variance in gain or loss on foreign currency translation of short-term monetary items partially offset by $2.8 million increase in interest on long-term debt mainly due to higher average indebtedness.

Loss or gain on valuation and translation of financial instruments: $0.1 million loss in the first quarter of 2021, compared with $0.9 million gain during the same period last year.

Charges for restructuring of operations and other items: $2.1 million in the first quarter of 2021, compared with $2.7 million during the same period last year, resulting in an favourable variance of $0.6 million.

•	A $1.3 million charge was recognized in the first quarter of 2021 in connection with cost-reduction initiatives ($2.7 million in the first quarter of 2020). A $0.8 million charge for impairment of assets was also recognized in connection with various restructuring initiatives in the first quarter of 2021.

Income tax expense: $45.7 million in the first quarter of 2021 (effective tax rate of 21.4%), compared with $41.7 million in the same quarter last year (effective tax rate of 21.8%), a $4.0 million unfavourable variance caused mainly by the increase in taxable income.

Net income attributable to the shareholder: $168.0 million in the first quarter of 2021, compared with $149.9 million in the same period last year, a $18.1 million increase due primarily to:

•	$15.4 million increase in adjusted EBITDA;

•	$4.5 million decrease in depreciation and amortization;

•	$2.6 million decrease in financial expenses.

Partially offset by:

•	$4.0 million increase in income tax expense.

Cash flows from operations: $312.9 million in the first quarter of 2021, a $10.4 million increase mainly due to the $15.4 million increase in adjusted EBITDA and a $5.5 million decrease in addition to intangible assets, partially offset by a $10.5 million increase in additions to property plant and equipment.

Cash flows provided by operating activities: $282.4 million in the first quarter of 2021, a $36.9 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $282.4 million in the first quarter of 2021, compared with $319.3 million in the same quarter of 2020.

The $36.9 million decrease was primarily due to:

•	$52.0 million unfavourable net change in non-cash balances related to operating activities, primarily due to unfavourable variances in income taxes payable, partially offset by favourable variances in accounts receivable and in accounts payable.

Partially offset by:

•	$15.4 million increase in adjusted EBITDA.

Working capital: $570.8 million as of March 31, 2021, compared with negative $162.4 million as of December 31, 2020. The favourable variance was due primarily to the increase in cash and cash equivalents, in connection with the issuance of Senior Notes, and in accounts receivable, as well as the decrease in income tax payable.

Investing activities

Cash flows used for additions to property, plant and equipment: $107.6 million in the first quarter of 2021, compared with $73.6 million in the same quarter of 2020. The $34.0 million increase was due to a $23.5 million unfavourable net variance in current non-cash items and increased investment of $10.5 million mainly in our LTE-Advanced Network.

Cash flows used for additions to intangible assets: $51.3 million in the first quarter of 2021, compared with $95.1 million in the same quarter of 2020. The $43.8 million decrease was due primarily to a $38.3 million favourable net variance in current non-cash items and to a $5.5 million decrease mainly due to the reduction in licences and software investments.

Proceeds from disposal of assets and other: nil in the first quarter of 2021, compared with $1.5 million in the same quarter of 2020.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $609.9 million increase during the first quarter of 2021.

•	Summary of debt increases in the first quarter of 2021:

o	issuance, on January 22, 2021, of $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million.

•	Summary of debt decreases in the first quarter of 2021:

o	$32.6 million favourable impact of exchange rate fluctuations.This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to derivative financial instruments.

Assets and liabilities related to derivative financial instruments: Net assets of $289.7 million as of March 31, 2021, compared with $325.3 million at December 31, 2020, a $35.6 million net unfavourable variance mainly due to the unfavourable impact of exchange rate fluctuations.

Financial position

Net available liquidity: $2.18 billion as of March 31, 2021 for the Corporation and its wholly owned subsidiaries, consisting of $1.50 billion in unused revolving credit facility and $680.7 million in cash and cash equivalents.

Consolidated debt: $4.72 billion as of March 31, 2021, a $609.9 million increase compared with December 31, 2020; $35.6 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of March 31, 2021, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on the Corporation’s long-term debt

Twelve-month period ending March 31

(in millions of Canadian dollars)

2022	$–
2023	1,005.0
2024	–
2025	753.7
2026	775.0
2027 and thereafter	2,203.7
Total	$4,737.4

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase the outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on the liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.6 years as of March 31, 2021 (5.1 years as of December 31, 2020). After taking into account hedging instruments, as of March 31, 2021, the debt consisted of approximately 96.1% fixed rate debt (95.4% as of December 31, 2020) and 3.9% floating rate debt (4.6% as of December 31, 2020).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At March 31, 2021, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

No payment in common dividends to the parent corporation in the first quarter of 2021 ($74.0 million in the first quarter of 2020). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Issuance of shares

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the three-month period ended March 31, 2021, the Corporation reduced its paid-up capital for a cash consideration of $150.0 million.

Participation in 3500 MHz spectrum auction

In April 2021, Videotron qualified as a bidder in the auction for spectrum licences in the 3500 MHz band announced by Innovation, Science and Economic Development Canada (“ISED Canada”). The auction is scheduled to commence on June 15, 2021.

In March 2021, Videotron contracted new unsecured on-demand credit facilities under which letters of credit were issued and submitted to ISED Canada as a pre-auction deposit, with the application to bid. The submission of these letters of credit did not have the effect of reducing the Corporation’s net available liquid assets under the Corporation's current credit facilities. In accordance with the rules of confidentiality established by ISED Canada respecting communications during the auction process, the Corporation may not disclose the amount of these letters of credit. Videotron may withdraw the letters of credit at any time prior to the opening of the auction.

The full licensing framework for spectrum in the 3500 MHz band published by ISED Canada, including the method used to determine the amount of the pre-auction deposit, is available on the ISED Canada website at <https://www.ic.gc.ca/eic/site/smt-gst.nsf/eng/h_sf11519.html>.

Analysis of consolidated balance sheets

Table 4

Consolidated balance sheets of the Corporation

Analysis of main variances between March 31, 2021 and December 31, 2020

(in millions of Canadian dollars)

	Mar. 31, 2021[1]	Dec.31, 2020	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$682.1	$74.0	$608.1	Cash inflows provided by operating and financing activities , less outflows used in investing activities

Accounts receivables	450.1	395.4	54.7	Current portion of government credit receivable for major capital projects
Inventories	121.4	94.3	27.1	Impact of current variances in activity
Derivative financial instruments [2]	289.7	325.3	(35.6)	See "Financing activities"

Liabilities

Accounts payable, accrued charges and provisions	584.0	608.0	(24.0)	Impact of current variances in activity
Income taxes	21.4	59.1	37.7	Current disbursements less current income taxes for the period
Long-term debt	4,721.4	4,111.5	609.9	See "Financing activities"

Other liabilities	187.0	252.6	(65.6)	Mainly gain on remeasurement of defined benefit plans

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

[2]	Non-current assets less non-current liabilities

ADDITIONAL INFORMATION

Contractual obligations

As of March 31, 2021, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of March 31, 2021

(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more
Long term debt [1,2]	$4,737.4	–	1,005.0	1,528.7	2,203.7
Interest payments on long term debt [3]	1,120.7	151.1	373.1	283.7	312.8
Lease Liabilities	149.0	33.0	53.9	32.7	29.4
Interest payments on lease liabilities	22.2	6.2	8.5	4.4	3.1
Additions to property, plant and equipment and other commitments	1,349.4	897.8	167.0	97.8	186.8
Derivative financial instruments [4]	(246.3)	–	(205.5)	(91.5)	50.7
Total contractual obligations	$7,132.4	$1,088.1	$1,402.0	$1,855.8	$2,786.5

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2021.

[4]	Estimated future receipts, net of future disbursements related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2021, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $28.2 million ($27.4 million in the same quarter of 2020), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.0 million ($1.3 million in the first quarter of 2020). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $12.5 million with its parent corporation in the first quarter of 2021 ($12.5 million in the same quarter of 2020).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments are held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2021 and December 31, 2020 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,737.4)	$(4,970.3)	$(4,120.0)	$(4,419.2)
Derivative financial instruments
Foreign exchange forward contracts	(6.4)	(6.4)	(8.0)	(8.0)
Cross-currency interest rate swaps	296.1	296.1	333.3	333.3

[1]	The carrying value of long-term debt excludes the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices, when available, or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows based on period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains and losses on valuation and translation of financial instruments in the first quarters of 2021 and 2020 are summarized in Table 7.

Table 7

Gain or loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

Three months ended March 31
	2021	2020
Loss (gain) on the ineffective portion of fair value hedges	$0.1	$(0.9)
	$0.1	$(0.9)

A $0.4 million gain on cash flow hedges was recorded under “Other comprehensive income” in the first quarter of 2021 ($48.0 million gain in the first quarter of 2020).

Contingencies and legal disputes

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The proposed new rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $40.0 million (before income taxes) for the year 2021 and a retrospective reduction of approximately $82.0 million (before income taxes) from March 31, 2016 to December 31, 2020. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates, pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other items and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statements of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Adjusted EBITDA:	$450.9	$435.5
Depreciation and amortization	(179.1)	(183.6)
Financial expenses	(55.8)	(58.4)
Loss (gain) on valuation and translation of financial instruments	(0.1)	0.9
Restructuring of operations and other items	(2.1)	(2.7)
Income taxes	(45.7)	(41.7)
Net income	$168.1	$150.0

Cash flows from operations

Cash flows from operations represent adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding acquisitions of spectrum licences and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its operations. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of cash flows from operations to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 9

Cash flows from operations

(in millions of Canadian dollars)

Three months ended March 31
	2021	2020
Adjusted EBITDA	$450.9	$435.5
Additions to property, plant and equipment [1]	(99.4)	(88.9)
Additions to intangibles assets [2]	(38.6)	(44.1)
Cash flows from operations	$312.9	$302.5

[1] Reconciliation to cash flows used for additions to	Three months ended March 31
property, plant and equipment as per condensed consolidated financial statements:	2021	2020

Additions to property, plant and equipment	$(99.4)	$(88.9)
Net variance in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(8.2)	15.3

Cash flows used for additions to property, plant and equipment	$(107.6)	$(73.6)

[2] Reconciliation to cash flows used for additions to	Three months ended March 31
intangible assets as per condensed consolidated financial statements:	2021	2020

Additions to intangible assets	$(38.6)	$(44.1)
Net variance in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(12.7)	(51.0)

Cash flows used for additions to intangible assets	$(51.3)	$(95.1)

Table 10

Cash flows from operations and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

Three months ended March 31
	2021	2020
Cash flows from operations presented in Table 9	$312.9	$302.5
Plus
Additions to property, plan and equipment	99.4	88.9
Additions to intangibles assets	38.6	44.1
Adjusted EBITDA	450.9	435.5

Plus (minus)
Cash portion of financial expenses	(54.2)	(56.9)
Cash portion related to restructuring of operations and other items	(1.3)	(2.7)
Current income taxes	(62.6)	(59.3)
Other	2.9	4.0
Net change in non-cash balances related to operating activities	(53.3)	(1.3)
Cash flows provided by operating activities	$282.4	$319.3

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and Club illico services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, Club illico, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in its businesses;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	new technologies that might change consumer behaviour towards Videotron’s product suites;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes:

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crisis, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various levels of government;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2021	2020
Revenues
Internet		$296.6	$277.5
Television		213.2	233.1
Mobile telephony		170.5	160.2
Wireline telephony		80.7	82.8
Equipment sales		107.2	76.1
Other		45.8	45.0
		914.0	874.7

Employee costs	2	104.5	102.9
Purchase of goods and services	2	358.6	336.3
Depreciation and amortization		179.1	183.6
Financial expenses	3	55.8	58.4
Loss (gain) on valuation and translation of financial instruments		0.1	(0.9)
Restructuring of operations and other items	4	2.1	2.7
Income before income taxes		213.8	191.7

Income taxes (recovery)
Current		62.6	59.3
Deferred		(16.9)	(17.6)
		45.7	41.7

Net income		168.1	150.0
Net income attributable to
Shareholder		$168.0	$149.9
Non-controlling interests		0.1	0.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2021	2020
Net income		$168.1	$150.0

Other comprehensive income:
Items that may be reclassified to income:
Cash flows hedges:
Gain on valuation of derivative financial instruments		0.4	48.0
Deferred income taxes		0.9	(11.7)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	9	102.5	-
Deferred income taxes		(27.2)	-
		76.6	36.3
Comprehensive income		$244.7	$186.3
Comprehensive income attributable to
Shareholder		$244.6	$186.2
Non-controlling interests		0.1	0.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to the shareholder
	Capital stock	Deficit	Accumulated other comprehensive loss	Equity attributable to non- controlling interests	Total equity
	(note 7)		(note 9)
Balance as at December 31, 2019	1,008.8	(839.1)	(48.7)	0.5	121.5
Net income	-	149.9	-	0.1	150.0
Other comprehensive income	-	-	36.3	-	36.3
Issuance of common shares	3.3	-	-	-	3.3
Dividends	-	(74.0)	-	(0.2)	(74.2)
Balance as at March 31, 2020	1,012.1	(763.2)	(12.4)	0.4	236.9
Net income	-	578.4	-	-	578.4
Other comprehensive loss	-	-	(93.3)	-	(93.3)
Issuance of common shares	3.5	-	-	-	3.5
Dividends	-	(537.0)	-	-	(537.0)
Balance as at December 31, 2020	1,015.6	(721.8)	(105.7)	0.4	188.5
Net income	-	168.0	-	0.1	168.1
Other comprehensive income	-	-	76.6	-	76.6
Reduction of paid-up capital	(150.0)	-	-	-	(150.0)
Dividends	-	-	-	(0.1)	(0.1)
Balance as at March 31, 2021	$865.6	$(553.8)	$(29.1)	$0.4	$283.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2021	2020
Cash flows related to operating activities
Net income		$168.1	$150.0
Adjustments for:
Depreciation of property, plant and equipment		137.2	144.3
Amortization of intangible assets		32.4	31.0
Depreciation of right-of-use assets		9.5	8.3
Loss (gain) on valuation and translation of financial instruments		0.1	(0.9)
Impairment of assets	4	0.8	-
Amortization of financing costs	3	1.6	1.5
Deferred income taxes		(16.9)	(17.6)
Other		2.9	4.0
		335.7	320.6
Net change in non-cash balances related to operating activities		(53.3)	(1.3)
Cash flows provided by operating activities		282.4	319.3

Cash flows related to investing activities
Additions to property, plant and equipment		(107.6)	(73.6)
Additions to intangible assets		(51.3)	(95.1)
Proceeds from disposals of assets and other		-	1.5
Cash flows used in investing activities		(158.9)	(167.2)

Cash flows related to financing activities
Net change in bank indebtedness		-	(6.2)
Net change under revolving facility		-	(32.2)
Issuance of long-term debt, net of financing costs		644.0	-
Repayment of lease liabilities		(9.3)	(9.0)
Dividends		-	(74.0)
Reduction in paid-up capital	7	(150.0)	-
Issuance of common shares	7	-	3.3
Dividends paid to non-controlling interests		(0.1)	(0.2)
Cash flows provided by (used in) financing activities		484.6	(118.3)

Net change in cash and cash equivalents from operations		608.1	33.8

Cash and cash equivalents at the beginning of the period		74.0	2.4
Cash and cash equivalents at the end of the period		$682.1	$36.2

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31
	2021	2020
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$681.8	$0.7
Cash equivalents	0.3	35.5
	$682.1	$36.2

Interest and taxes reflected as operating activities
Cash interest payments	$37.3	$37.4
Cash income tax payments	99.5	17.6

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	Note	March 31, 2021	December 31, 2020
Assets

Current assets
Cash and cash equivalents		$682.1	$74.0
Restricted cash	5	210.7	–
Accounts receivable		450.1	395.4
Contract assets		176.7	174.9
Amounts receivable from affiliated corporations		48.2	12.7
Inventories		121.4	94.3
Other current assets		136.8	129.0
		1,826.0	880.3

Non-current assets
Property, plant and equipment		2,865.2	2,879.5
Intangible assets		1,351.2	1,351.4
Goodwill		538.1	538.1
Right-of-use assets		117.3	111.3
Derivative financial instruments		324.8	353.7
Investments		1,595.0	1,595.0
Promissory note to the parent corporation		160.0	160.0
Other assets		215.2	250.3
		7,166.8	7,239.3
Total assets		$8,992.8	$8,119.6

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(in millions of Canadian dollars)

(unaudited)

	Note	March 31, 2021	December 31, 2020
Liabilities and equity

Current liabilities
Accounts payable, accrued charges and provisions		$584.0	$608.0
Amounts payable to affiliated corporations		122.1	67.9
Deferred subsidies	5	210.7	–
Incomes taxes		21.4	59.1
Deferred revenues		284.0	275.7
Current portion of lease liabilities		33.0	32.0
		1,255.2	1,042.7

Non-current liabilities
Long-term debt	6	4,721.4	4,111.5
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		116.0	110.3
Derivative financial instruments		35.1	28.4
Deferred income taxes		800.0	790.6
Other liabilities		187.0	252.6
		7,454.5	6,888.4

Equity
Capital stock	7	865.6	1,015.6
Deficit		(553.8)	(721.8)
Accumulated other comprehensive loss	9	(29.1)	(105.7)
Equity attributable to shareholder		282.7	188.1
Non-controlling interests		0.4	0.4
		283.1	188.5
Contingencies	11
Total liabilities and equity		$8,992.8	$8,119.6

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

notes to condensed consolidated financial statements

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the "Corporation") is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal (Quebec), Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

COVID-19 pandemic

The COVID-19 pandemic continues to have a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis curtailed the operations of many of Videotron’s business partners and led to a significant slowdown in some of the Corporation’s operating activities. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron’s retail outlets. Despite the constraints created by this pandemic, Videotron has continued and will continue to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and its employees. Given the uncertainty about the evolution of the pandemic, the full impact of the health crisis cannot be determined with certainty.

1.	BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2020 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 12, 2021.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2021.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2021	2020
Employee costs	$151.4	$153.9
Less employee costs capitalized to property, plant and equipment and to intangible assets	(46.9)	(51.0)
	104.5	102.9
Purchase of goods and services
Royalties and rights	101.1	103.6
Cost of retail products	112.6	88.5
Subcontracting costs	43.2	33.0
Marketing and distribution expenses	14.0	13.8
Other	87.7	97.4
	358.6	336.3
	$463.1	$439.2

3.	FINANCIAL EXPENSES

	Three months ended March 31
	2021	2020
Third parties:
Interest on long-term debt	$54.5	$51.7
Amortization of financing costs	1.6	1.5
Interest on net defined benefit liability	1.3	1.1
(Gain) loss on foreign currency translation on short-term monetary items	(1.3)	4.6
Interest on lease liabilities	1.4	1.2
Other	0.2	0.2
	57.7	60.3
Affiliated corporations:
Interest expense	37.4	37.8
Dividend income	(37.8)	(38.2)
Interest on lease liabilities	0.4	0.5
Interest income	(1.9)	(2.0)
	$55.8	$58.4

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the first quarter of 2021, charges of $1.3 million were recorded in connection with cost reduction initiatives ($2.7 million in 2020).

During the first quarter of 2021, an impairment charge on assets of $0.8 million was also recorded as a result of restructuring initiatives during the first quarter of 2021 (none in 2020).

5.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Government of Québec, jointly with the Canadian Government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, the Corporation will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government was classified as restricted cash with a corresponding amount recorded as deferred subsidies in the consolidated balance sheet as of March 31, 2021. A portion of $5.5 million of these deferred subsidies was recognized in reduction of the additions to property, plant and equipment in the first quarter of 2021 upon the realization of the required investments.

6.	LONG-TERM DEBT

Components of the long-term debt are as follows:

	March 31, 2021	December 31, 2020
Total long-term debt	$4,737.4	$4,120.0
Change in fair value related to hedged interest rate risk	13.6	16.8
Financing costs, net of amortization	(29.6)	(25.3)
	$4,721.4	$4,111.5

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of approximately $6.0 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

In March 2021, Videotron contracted new unsecured on-demand credit facilities under which letters of credit were issued and submitted to Innovation, Science and Economic Development Canada (“ISED Canada”) as a pre-auction deposit, in respect to its application to participate to the 3500 MHz spectrum auction. In accordance with the rules of confidentiality established by ISED Canada respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of these letters of credit. Videotron may withdraw the letters of credit at any time prior to the opening of the auction.

As of March 31, 2021, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,526.0 million ($2,561.8 million as of December 31, 2020) while the net fair value of related hedging derivative instruments was in an asset position of $296.1 million ($333.3 million as of December 31, 2020).

VIDEOTRON LTD.

Notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as at December 31, 2020	10,718,327	1,015.6
Reduction of paid-up capital	-	(150.0)
Balance as at March 31, 2021	10,718,327	$865.6

Issuance of common shares

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the three-month period ended March 31, 2021, the Corporation reduced its paid-up capital for a cash consideration of $150.0 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the three-month period ended March 31, 2021:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2020 and March 31, 2021	1,467,700	$30.56
Vested options as of March 31, 2021	-	$-

Quebecor Media Inc.
As of December 31, 2020	30,000	$64.31
Exercised	(4,000)	51.89
As of March 31, 2021	26,000	$66.22
Vested options as of March 31, 2021	26,000	$66.22

During the three-month period ended March 31, 2021, 4,000 stock options of Quebecor Media Inc. were exercised for a cash consideration of $0.1 million (12,750 stock options for $0.8 million in 2020).

Deferred share units and performance share units plans

The deferred share unit (“DSU”) are based on Quebecor Class B Shares. The DSUs vest over years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. As of March 31, 2021, 85,007 DSUs were outstanding. During the first quarter of 2020, a cash consideration of $1.6 was paid relating to the performance share unit plan terminated in 2020.

Stock-based compensation expense

For the three-month period ended March 31, 2021 a charge related to all stock-based compensation plans was recorded in the amount of $0.7 million (a reversal of charge of $0.4 million in 2020).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans[2]	Total
Balance as of December 31, 2019	$33.0	$(81.7)	$(48.7)
Other comprehensive income	36.3	-	36.3
Balance as of March 31, 2020	69.3	(81.7)	(12.4)
Other comprehensive loss	(48.5)	(44.8)	(93.3)
Balance as of December 31, 2020	20.8	(126.5)	(105.7)
Other comprehensive income	1.3	75.3	76.6
Balance as of March 31, 2021	$22.1	$(51.2)	$(29.1)

1	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6-year period.
2	The re-measurement gain in the consolidated statements of comprehensive income for the three-month period ended March 31, 2021 is mainly due to an increase in the discount rate since December 31, 2020.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,737.4)	$(4,970.3)	$(4,120.0)	$(4,419.2)
Derivative financial instruments
Foreign exchange forward contracts	(6.4)	(6.4)	(8.0)	(8.0)
Cross-currency interest rate swaps	296.1	296.1	333.3	333.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

11.	CONTINGENCIES

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $40.0 million (before income taxes) for the year 2021 and a retrospective reduction of approximately $82.0 million (before income taxes) from March 31, 2016 to December 31, 2020. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates, pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: May 19, 2021